August 17, 2011

VIA EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:         China Growth Corporation
Amendment No. 4 to Form 8-K
Filed July 13, 2011
Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2010
Filed July 13, 2011
File No. 000-52339

Dear Mr. Reynolds:

We hereby submit the responses of China Growth Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated August 5, 2011, to Mingzhuo Tan of the Company in regard to the above-referenced Amendment No. 4 to the Current Report on Form 8-K filed on December 21, 2010 (the “Form 8-K”) and Amendment No. 2 to the Annual Report on Form 10-K filed on July 13, 2011(the “Form 10-K”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 5 to the Form 8-K, and Amendment No.3 to the Form 10-K both filed with the Securities and Exchange Commission on August 17, 2011.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Form 8-K and the Form 10-K, each as amended.

Amendment No. 4 to Form 8-K filed July 13, 2011

General

1.
We note that you have deleted the disclosure concerning Patrick Chan from the Form 8-K.  Please add the Item 401, 402 and 403 disclosure regarding Patrick Chan to the Form 8-K because he was an executive officer as of the date of the reverse merger.  You may also keep the information regarding Mr. Tin Lui in the Form 8-K.  Also revise your 10-K for the Fiscal Year Ended December 31, 2010 to include the disclosure concerning Patrick Chan.

Company Response:  We have revised the Form 8-K to include Item 401, 402 and 403 disclosure regarding Patrick Chan on pages 57, 58, 60, and 62 thereof.  We have also revised the Form 10-K to include the same disclosure concerning Patrick Chan on pages 62, 63, 67, and 69 thereof.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Richard Anslow of Anslow + Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

China Growth Corporation

By:	/s/ Mingzhuo Tan
Name: Mingzhuo Tan
Title: Chief Executive Officer